

June 13, 2013

Via E-mail
Ronald L. Dissinger
Senior Vice President and Chief Financial Officer
Kellogg Company
One Kellogg Square
P.O. Box 3599
Battle Creek, Michigan 49016-3599

  **Re: Kellogg Company**
    **Form 10-K for Fiscal Year Ended**
    **December 29, 2012**
    **Filed February 26, 2013**
    **File No. 001-04171**

Dear Mr. Dissinger:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Ethan Horowitz

            Ethan Horowitz
            Branch Chief